CONFIDENTIAL TREATMENT REQUESTED

BY NOTIFY TECHNOLOGY CORPORATION

April 20, 2006

VIA FACSIMILE AND OVERNIGHT MAIL

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Notify Technology Corporation (Symbol NTFY)

Dear Mr. Spirgel:

Notify Technology Corporation, a California corporation (“Notify”), went public on August 27, 1997 and is currently listed on the Over-the-Counter Bulletin Board. We are a provider of secure real time wireless synchronization of email, calendar, contacts and tasks, supporting any Blackberry, Palm and Windows Mobile Wireless device on all major cellular voice and data networks worldwide. NotifyLink Enterprise Mobility Solution (“NotifyLink”), our middleware enterprise product line, works with Microsoft Exchange, Novell GroupWise and a variety of IMAP4 email systems including Sun, Oracle, MiraPoint, Communigate, Gordano, Stalker, Scalix, Kerio and Open-Xchange. NotifyLink users have the ability to compose, reply, forward and delete their emails while mobile. In addition, users have the ability to maintain mobile synchronization with their calendar, contacts and tasks from their wireless device.

On March 30, 2006, we were notified that our Form 10-KSB for the Fiscal Year Ended September 30, 2005 and our Form 10-QSB for the Fiscal Quarter Ended December 31, 2005 had been reviewed and two (2) comments were generated. We hereby submit for your consideration Notify’s response to the Staff’s comment letter.

Comment One: Financial Statements

In response to the Staff’s comment numbered one, Notify will provide in future filings under the Securities Exchange Act of 1934, as amended, a more detailed description of management’s plans to address the risks associated with Notify’s ability to continue as a going concern. This discussion will be updated on a quarterly basis, as necessary.

***	Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

Larry Spirgel, Assistant Director

April 20, 2006

Comment Two (2): Shareholders’ Equity (Deficit)

[***]

Conclusion:

As discussed above, Notify will expand in future filings its discussion and disclosure of the uncertainties of Notify’s continued existence as a going concern. [***]

I would be happy to discuss these matters further either by telephone or in person. Please contact me at 408-777-7924.

Respectfully,

NOTIFY TECHNOLOGY CORPORATION
Gerald W. Rice,
Chief Financial Officer

cc:	Dustin Lewis, L. L. Bradford & Company LLC

Lance Brady, Wilson Sonsini Goodrich & Rosati PC

***	Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.